

Mail Stop 3561

January 25, 2018

Petros Panagiotidis
Chairman and Chief Executive Officer
Castor Maritime Inc.
Victory House, 205 Archbishop Makarios Avenue
Limassol 3030, Cyprus

> **Re:** **Castor Maritime Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-4**
> **Submitted January 10, 2018**
> **CIK No. 0001720161**

Dear Mr. Panagiotidis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to prior comment 1. Please provide further detail as to how your proposed transaction is consistent with the no-action letters cited in your response. For example, we note that the initial issuance of your securities (the issuance under the exchange agreement) was not part of a capital-raising transaction. We also note that the registered exchange offer is not being conducted currently with a capital-raising public offering or the filing of a registration statement on Form 20-F. In addition, please provide more information with respect to the transfers of the shares (after the issuance to the shareholders of Spetses) to the current holders.

Prospectus Cover Page

2. We note your response to our prior comment 4. Please disclose that no national securities exchange lists the securities offered. See Item 501(b)(4) of Regulation S-K.

You may contact Aamira Chaudhry at (202) 551-3389 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.